                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 11-K

                                 ANNUAL REPORT


[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999

                                       OR

[_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

Commission file number 1-13884

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                 INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR COOPER
                   CAMERON CORPORATION HOURLY EMPLOYEES, UAW,
                             AT THE SUPERIOR PLANT

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

                           COOPER CAMERON CORPORATION
                       515 Post Oak Boulevard, Suite 1200
                              Houston, Texas 77027

                 INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR COOPER
                   CAMERON CORPORATION HOURLY EMPLOYEES, UAW,
                             AT THE SUPERIOR PLANT



                                                              Page


Unaudited Financial Statements

Statement of Net Assets Available for Benefits                 1
Statement of Changes in Net Assets Available for Benefits      2
   with Fund Information

Signature                                                      3


             Individual Account Retirement Plan for Cooper Cameron
              Corporation Hourly Employees, UAW, at the Superior
                                     Plant

                Statements of Net Assets Available for Benefits

                                                             December 31
                                                        1999             1998
                                                      -------------------------
Assets
Contributions Receivable:
 Employer                                             $     -          $  1,571
 Participant                                                -               826
                                                      -------------------------
Total Contributions Receivable                              -             2,397

Plan Interest in Cooper Cameron
 Corporation Master Trust for Defined                  70,731           296,678
 Contribution Plans

Net assets available for benefits                     $70,731          $299,075
                                                      =========================

             Individual Account Retirement Plan for Cooper Cameron
              Corporation Hourly Employees, UAW, at the Superior
                                     Plant

           Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1999

Additions:
 Participant contributions                                          $   2,118
 Employer contributions                                                 3,403
 Net Investment Gain from Cooper Cameron Corporation
  Master Trust for Defined Contribution Plans                          10,939


Total additions                                                        16,460

Deductions:
 Benefit payments                                                     150,776
 Administrative expenses                                                   45
                                                                    ---------
Total deductions                                                      150,821

Other Changes in Net Assets:
 Net transfer to other qualified plan                                 (93,983)

Net increase                                                         (228,344)

Net assets available for benefits:
 Beginning of year                                                    299,075
                                                                    ---------
 End of year                                                        $  70,731
                                                                    =========

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR COOPER
CAMERON CORPORATION HOURLY EMPLOYEES, UAW,
AT THE SUPERIOR PLANT



     /s/ Jane L. Crowder
_________________________________________
By:  Jane L. Crowder
     Member of the Plan Administration
     Committee


Date:  June 27, 2000